Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 333-113033

JUNIPER NETWORKS
On the record: Scott Kriens and Pradeep Sindhu

Sunday, March 14, 2004
©2004 San Francisco Chronicle | Feedback | FAQ

When Pradeep Sindhu founded Juniper Networks in 1996, the marketplace for Internet equipment appeared limitless.

The flush times didn’t last. Starting in 2001, sales for network gear tumbled, rattling the field’s established players and crushing the hopes of startups.

Juniper, however, survived. Led by Chairman and Chief Executive Officer Scott Kriens, the Sunnyvale firm sold its high-powered routers — machines that shoot packets of information across the Internet — to most of the world’s largest network operators. The company does business in 45 countries and has 1,553 employees.

In January, Juniper sparked a rally in tech stocks when it reported quarterly sales of $207 million — a stronger performance than Wall Street had expected. Less than a month later, the firm announced a $3.5 billion acquisition of NetScreen Technologies, an Internet security specialist also based in Sunnyvale, with 850 employees.

The deal gives Juniper, which reported net income of $39 million on revenue of $701 million in 2003, a major presence in the fast-growing network security market. It also opens another front of competition against rival Cisco Systems of San Jose, the world’s largest networking company.

Kriens, 46, and Sindhu, 51, who is the company’s vice chairman and chief technologist, recently sat down with a group of Chronicle reporters and editors to talk about the future of the networking industry, the need for security and the trend of moving tech jobs overseas. The following interview has been edited for space and clarity.

Q: Let’s start with the acquisition of NetScreen. Was this something you wanted to get into for a while — security — or was it a case of looking at the security market and saying, “This is going to explode. Let’s go forward.”

Kriens: It’s what we think of as a wonderful confluence of opportunities.

There is a recovery under way that will not be enjoyed by all participants. Believing we are a company that will participate in the recovery, there’s a tremendous opportunity to lead our networking industry to some places that we feel very strongly we must go.

What we see in transformation here is going from simple connectivity to having a user experience — either with the network or with each other through the network — that is much richer.

Q: Could you give us an example? What kinds of things could we do in this new world that we haven’t been able to do before?

Kriens: One thing that we are making possible is that you can now trust the network, which is sort of a prerequisite to using it for more important things. And having the confidence that if I put my personal information or my customers’ information on the network, it will be safe.

Q: Do you think anyone who’s serious about being a network supplier at this point will have to partner with a security company or offer some kind of security product in order to stay viable?

Kriens: Absolutely. Networks without security are like cars without seatbelts.

Sindhu: Or brakes, actually.

Q: Was there any fear that NetScreen might go with somebody else if you guys didn’t step in?

Kriens: It’s hard to predict the alternative cases. We were investors in NetScreen in 1999 when it was still a private company. So we’ve known the company for a while.

The timing decision — why now? It’s really a function of this opportunity we see. The telecommunications industry has basically disengaged from the old model. Nobody is trying to string copper wires all over the world anymore so we can make telephone calls. But the industry and those of us within it have not yet re-engaged in the new model.

The new model is this very smart, reliable, aware network that responds to our needs and our ability to pay and our interest in different levels of user experiences. That’s the vision for where this is going.

It makes more sense to have one single, intelligent, virtual network that we can plug our televisions, telephones, cell phones, home stereos, laptops and iPods into. It makes more sense to have one of those than to have seven side by side, traveling to every major city in the world.

But how do you do that? The challenge in this is not describing the destination; it’s describing the path between here and there. That’s the leadership we need as an industry.

Q: At the time of the NetScreen deal, you weren’t very specific about possible layoffs or office closings. Do you anticipate anything along those lines now?

Kriens: There will be no office closings. The primary driver behind the acquisition was to accelerate this vision that we have. It wasn’t driven by cost reduction or by a perception that there were savings or consolidation ahead.

Q: To get where you want to go with your vision, do you need more acquisitions? Are there other pieces you need to put in place?

Kriens: There’s definitely more work to do. But it will be permanently true at Juniper that our own innovation and development will be the primary source of the value we create.

Sindhu: The company is built brick by brick.

Q: You don’t see any big holes that you want to fill?

Sindhu: To go back to your earlier question: Today there is no standard way for an application that’s sitting at one end of the network to actually tell the network what kind of services it wants. If you do an analysis of where you want to be — compared to where you are — one of the things missing is a set of standards to describe that. At the front end, the application may say, “Hey, I’m a voice call, and I need these levels of quality and these levels of reliability.” So it’s a very confused and messy situation.

Q: It sounds like the networking companies will be the traffic police, asking the questions you pointed out, allowing this or that to go through. Why would a private company have that kind of power? Isn’t this the government’s job?

Sindhu: We have to distinguish between the mechanisms that allow you to do this and the policies that are put into place for exactly what kind of packets are allowed or not allowed.

Q: Well, who should be the traffic cop?

Kriens: It’s a very good question. And there’s an important distinction. What we want to do is (create) the tools and the technology. It will be implemented by cable companies, wireless operators, incumbent carriers, new carriers who arrive on the scene. It’s also AOL, Yahoo, Google and companies like that who don’t own infrastructure at all. They’re the face that we see as users, so they will be the policy providers. The protection of us each from an otherwise oppressive system is the competition among the providers and the freedom of choice that we all have.

Sindhu: Also remember that there are certain examples of things you absolutely do want to police. For example, denial-of-service attacks on the network whose only purpose is to disrupt. Clearly you want to discard that kind of traffic.

Kriens: It’s not a fact that one can completely prove, but there’s an increasing number of examples of malicious intent behind the attacks. This is not an innocent game being played by college students anymore.

Sindhu: We are in a situation where it’s going to be a constant game of attack and defense. The defense mechanisms are going to get increasingly sophisticated, and the attack mechanisms and responses are going to get more sophisticated. I don’t think you can unwind the situation in any simple way.

Kriens: And some of it is more particular. We are deploying a network with the Department of Defense — a global network that will be deployed across the war-fighting agencies in the DOD. With battlefield information, I can deploy fewer troops and materiel because I know more about the situation. This places an incredible, life-or-death importance on the secure nature of that network.

Q: How big a customer is the government?

Kriens: We only speak of customers in terms of being greater or less than 10 percent (of revenue). And they are not a 10 percent customer of Juniper’s.

Q: Is the percentage growing?

Kriens: The business we do within DOD and surrounding agencies in the government is increasing.

Q: Do you see that as a growing business model in Silicon Valley? My sense is that a few years ago, companies were less interested in government contracts than they are now.

Kriens: There’s been an interesting sea change. Not that many years ago — I’ve been at this 25 years, so call it 10 or 15 years ago — the technology product life cycle was that you went into the commercial world first and then went into the government to die.

Q: Government contracts were usually considered a stale thing to do in the valley.

Kriens: That is strikingly reversed today.

Sindhu: Part of this sea change is also that the government doesn’t ask people to special-build entire systems for their sake anymore. They’re much more open to using open systems and standards to build their networks.

Q: We’ve been talking about a vision of where things are going to go. Are your customers at the point where they’re interested in hearing about that, maybe buying equipment toward that end? Or are they simply looking to buy replacements for whatever breaks?

Kriens: This is the irony. In the networking industry, people are waiting for spending to recover or go up. Meanwhile, we’re working very hard with our customers on having spending go down, which is probably going to be the case when the history’s written.

Q: Meaning spending less for each thing they buy?

Kriens: No, spending less in total because they’re buying fewer things.

Sindhu: Or different kinds of things.

Kriens: Rather than all these parallel networks, they’re going to buy one. There are fewer capital dollars being spent because there’s a unified infrastructure. There are fewer operating dollars being spent because there’s only one network to operate and maintain.

Q: Will that narrow the field of competing technology companies even further?

Kriens: There’s always an opportunity for new companies and ideas and innovation. That’s certainly far from over. But in the networking marketplace in which we live, there are more technology companies today than there will be next year, and there will be fewer the year after that. And there will be some still alive that shouldn’t be the year after that.

Q: With that logic, what do you tell shareholders about how you’re going to survive, particularly as you compete against Cisco?

Kriens: We haven’t had that experience competing with them so far. But more importantly, it’s not about where the world has been; it’s about where it’s going. How we will succeed is by being the choice of our customers to deliver the changes that they need.

If we stay focused on that, the same way that Intel or Oracle or Microsoft did when people asked them that same question about IBM, then we’ll build an industry.

Q: Who are some of your largest customers?

Kriens: The only two partners of ours who recently contributed more than 10 percent of our revenue were Ericcson and Siemens. They distribute or resell products to lots of other companies.

There’s not a single end-user who’s larger than 10 percent. Other large customers, in addition to the government, are Verizon, Deutsche Telekom, NTT, MCI — primarily the large service providers.

Q: One of the questions we ask everyone who comes in is, “What’s it like doing business in California?” Is it a difficult place to do business? What keeps you here?

Kriens: I have to admit, being born and raised here is the real answer. So I’m going to have a bias behind everything else I say because I’ve given up searching for a better place to live.

Q: Where were you born and raised?

Kriens: I was born in Berkeley, and I grew up mostly in the East Bay.

There’s a danger in viewing the market in a regional or local sense. I think we have one market, and it’s the planet. Particularly in the networking business, there’s no such thing as a regional company. That said, we’re permanently based in Silicon Valley. It is still the central nervous system of innovation.

It doesn’t get easier when we run up deficits in the state and when that impacts education as it has. And the potential burden of further taxation, which looms — none of that helps.

Q: Ten years ago Silicon Valley and a handful of other places were pretty much it in terms of tech innovation. Now we have tech industries that are starting to bloom in a number of places around the world, like China and India. Are we still going to be the magnet for talent?

Kriens: It all depends on how we face reality. To me this doesn’t sound any different from the threat of “made in Japan” in the 1970s or manufacturing being outsourced in the 1990s.

Q: Yes, but we lost much of our auto industry to Japan, and we lost a lot of other manufacturing jobs to other areas. It’s not that it doesn’t happen. How do you see us adjusting?

Kriens: It’s in how we do or do not embrace the reality and then plan for how we’re going to take advantage of it.

One thing that’s a given: Nobody’s going to buy the more expensive made-in-America product. As consumers, we’re going to want the highest-value product we can buy at the lowest possible cost. That’s unchangeable. Then work back and figure out, as businesses operating in that reality, how are we going to optimize our competitiveness?

Embracing the fact that there are budding centers around the world of talented people and incorporating that into the business plan will produce a net-positive result. We’ll be more productive as suppliers.

We’ll get more value as consumers; the productivity and the value will translate to growth; the growth will translate to jobs; the jobs will translate to taxes and the taxes will pay for the schools.

Q: We all know the theory. The challenge is: Can we think about what some of the practical consequences might be?

Sindhu: Take a longer-term perspective on this thing. You can clearly see that the nature of work that people perform over time has become more intellectually demanding. How successfully an individual performs this work depends to a great degree on how well-educated they are. So that can be a practical focus on what to do right.

If you’re focused on one particular type of work, you will be disappointed, because technology or other changes might cause that work to become irrelevant.

Kriens: I believe that the center of innovation will be based for many years — if not permanently — in the United States. There’s the capital structure. There’s not only tolerance but the encouragement (to take risks). So you can’t be 8,000 miles away, building complex systems.

Q: You outsource your manufacturing, correct?

Kriens: Yes.

Q: Where?

Kriens: Canada and Wisconsin. Which is a point I was going to make earlier. It’s possible to reduce your cost of living by 60 or 80 percent right here in the good old U.S. of A.

Q: Wisconsin — the new China! (Group laughter).

Kriens: You know, I can buy an awfully nice home there for a fraction of a Silicon Valley home.

Sindhu: I just want to make another remark on Silicon Valley, which is similar to what Scott said. You know, most things that we build of very high value are complicated to build. They consist of lots of different parts that fit together in intricate ways. It used to be automobiles; now it’s computer systems, routers and other devices. Tomorrow it will be other things. The particular mix that you have of talent and money and willingness to take risk in Silicon Valley I don’t believe exists anywhere else in the world. I don’t know why it is, but it is.

Q: Where are you originally from?

Sindhu: I was born in Bombay, educated in India.

Q: How did you end up in Silicon Valley?

Sindhu: I came to the U.S. to study electrical engineering and computer science. I did that at Carnegie Mellon University, got my Ph.D there. Then I came to California to work at Xerox PARC (Palo Alto Research Center). It doesn’t exist anymore, but during its heyday it did a lot of great stuff. I worked there for about 11 years, and then I decided to found Juniper.

When I think of the things we build. ... If I were to list for you the number of different expertises and domains that you need, where are you going to find the people for that in one place? Silicon Valley has it. You can draw a radius of 10 miles and find the people.

Q: Well, (Chinese networking company) Huawei’s making a pretty good run of it. And there are plenty of people in Bangalore who have the expertise.

Sindhu: Well, time will tell. The understanding of the big picture, of the whole system — that is very unique in Silicon Valley.

Kriens: There are smart and talented people in Shenzhen (where Huawei is based), Beijing, Bangalore, Hyderabad, Mumbai. And that is going to increase, not decrease. And the willingness to invest in those countries is going to increase, not decrease, by venture capitalists and other businesses.

Q: Well, you guys just moved, what, 30 engineering jobs over to Bangalore?

Kriens: Bangalore is an operation in Juniper, pre-acquisition. Hyderabad is another location about 1,000 miles away that has been built by NetScreen. So that’s going to continue.

Q: When you talk about Silicon Valley, a big reason for the good business environment is that we’re living in a stable society with a stable government. You can count on the police not to be corrupt. The fire department shows up when there’s a fire. So a huge corporation benefits from being headquartered here, and that is based on a stable society supported by tax dollars.

If you’re gaining those benefits and yet to increase your profitability, you’re willing to employ people on the other side of the planet to help your bottom line, how is our society going to sustain the services you need for a stable environment?

Kriens: As a business and as individuals who live and operate here, we send our tax dollars here. As a company, we contribute millions of dollars to social programs.

One thing is sure, if we don’t compete on a global basis, we won’t make any money, we won’t pay any taxes, which means we’ll be making far less of a contribution.

So it’s not optional, nor do we have any opportunity except to do the duty we were hired by our shareholders to perform — which is to deliver a successful business for which they can take the proceeds largely based in the United States, where our shareholder base is, and pay their own taxes in their communities.

I think the system is sound, and it only succeeds in today’s world if it’s considered on a global basis. What would concern me more would be if people were picking up their headquarters and relocating them in other countries.

Q: Isn’t that going to happen next? What’s to stop it?

Kriens: Exactly what you just said, which is the attractiveness of the environment in the United States. The quality of life. The educational system. The police and fire. The intellectual property protection.

All the things we sometimes take for granted here, as you travel the world you know are strikingly absent in other parts of the globe.

BEYOND THE BOARDROOM

What’s your morning routine?

Sindhu: I get up around 7 or 7:30, exercise, have breakfast and drive to work through the traffic.

Kriens: Up around 6, coffee, newspaper, e-mail, NordicTrack, then off to work.

How do you recharge your batteries?

Sindhu: I run. I use the gym.

Kriens: Being worn out by the kids. (Group laughter.) When they wear me out, that recharges me for work because it’s easier.

What’s on your bookshelf now?

Sindhu: “Angels and Demons.” My daughter was reading it. I acquired it from her. I just started it.

Kriens: Mostly “Sponge Bob.” (Laughs.) A little bit of Dr. Seuss.

What’s your favorite vacation?

Sindhu: We went to French Polynesia recently. It was very enjoyable.

Kriens: We just went skiing in Deer Valley, Utah — that was a great time. But wherever we’re going next, it’s fine with me..

BRIEFCASE

Name: Pradeep Sindhu

Age: 51

Job: Vice chairman and chief technologist, Juniper Networks.

Education: Bachelor’s degree in electrical engineering from IIT Kanpur (India); master’s degree in electrical engineering from the University of Hawaii; master’s degree and a doctorate in computer science from Carnegie Mellon University.

Board affiliations: Director of privately held Infinera.

Family: Married; two children, ages 16 and 18.

Name: Scott Kriens

Age: 46

Job: Chairman and chief executive officer, Juniper Networks.

Education: Bachelor’s degree in economics from Cal State University in Hayward.

Board affiliations: Director of two public companies: Equinix and Verisign.

Family: Married; two children, ages 5 and 7.

Participating in this interview were Chronicle Business Editor Ken Howe, Deputy Business Editor Alan T. Saracevic, Deputy Business Editor Steve Zuckerman and staff writer David R. Baker. Assistant Business Editor Marcus Chan, staff writer Dan Fost and editorial assistants Colleen Benson and Steve Corder also attended the meeting.. Editor’s note: One member of Juniper Networks’ board of directors is William R. Hearst III, a partner at Kleiner Perkins Caufield & Byers, a venture capital firm in Menlo Park. He is also a director of the Hearst Corp., which publishes The Chronicle.

©2004 San Francisco Chronicle | Feedback | FAQ

Forward-Looking Statements

This article contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the merger transaction, the future business prospects of the combined company, the intention not to close offices or consolidate operations in connection with the transaction, the anticipated industry recovery, Juniper Networks’ innovation and development strategy, the deployment of a global network with the Depart ment of Defense, the anticipation of increasing business with the government and other agencies, and the ability of Juniper Networks to succeed based on its ability to deliver needed changes to customers . These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks and NetScreen to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the approval of the transaction by the stockholders of Juniper Networks and NetScreen; and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’ and NetScreen Technologies’ most recent filings with the Securities and Exchange Commission, including the Form S-4 filed by Juniper Networks with the Securities and Exchange Commission on February 24, 2004, as amended March 10, 2004. Juniper Networks undertakes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Juniper Networks, Inc. has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen. Investors and security holders are urged to read this filing and any amendments because it contains and any amendments will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed w ith the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen by contacting NetScreen Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding these directors and executive officers is also included in NetScreen’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission> ‘> s web site at www.sec.gov and from NetScreen by contacting NetScreen Investor Relations at 408-543-2100.